UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File No. 0-30148

PNI DIGITAL MEDIA INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia  V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PNI DIGITAL MEDIA INC.
Date:  August 11, 2010

/s/ Simon Bodymore

CFO

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)

Unaudited Interim Consolidated Financial Statements
For the period ended June 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.) (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Balance Sheets
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	June 30, 2010	September 30, 2009

Assets

Current assets
Cash and cash equivalents	$4,858,623	$4,237,284
Accounts receivable (note 7)	3,886,532	4,855,114
Prepaid expenses and other current assets	463,687	312,687

	9,208,842	9,405,085

Property and equipment	5,748,324	6,174,920
Intangible assets	1,274,620	3,892,211
Goodwill	1,591,189	1,664,759

	$17,822,975	$21,136,975

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$5,997,258	$7,785,812
Purchase consideration payable (note 5)	-	869,803
Current portion of deferred revenue	473,412	410,088
Current portion of capital lease obligations	210,662	490,072
Loan payable	-	937,548
Asset retirement obligation (note 8)	-	41,503

	6,681,332	10,534,826

Deferred revenue	121,325	195,059
Long-term portion of capital lease obligations	-	38,500
Restructuring liability (note 6)	-	176,056
	6,802,657	10,944,441

Shareholders’ Equity (note 9)

Share capital	$66,067,715	$66,017,456
Share capital purchased for cancellation	(47,724)	-
Contributed surplus	19,044,273	18,521,086
	85,064,264	84,538,542

Deficit	(71,493,137)	(72,536,814)

Accumulated other comprehensive loss	(2,550,809)	(1,809,194)

	(74,043,946)	(74,346,008)

	11,020,318	10,192,534

	$17,822,975	$21,136,975

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Revenue (note 11)	$5,681,221	$5,443,760	$18,699,156	$17,635,132

Expenses
Network delivery	1,092,965	1,302,234	4,278,918	5,315,811
Software development	2,011,188	1,866,661	5,858,576	5,521,229
General and administration	957,569	1,211,004	3,047,616	3,340,680
Sales and marketing	191,706	297,921	647,236	967,025
Amortization	1,400,145	1,619,049	4,095,871	4,539,911

	5,653,573	6,296,869	17,928,217	19,684,656

Earnings (loss) from operations before the undernoted	27,648	(853,109)	770,939	(2,049,524)

Realized foreign exchange gain (loss)	8,691	(280,411)	(51,884)	(5,863)

Unrealized foreign exchange (loss) gain	(130,245)	(695,010)	496,563	(197,240)

Interest income	-	363	679	8,032

Interest expense – capital lease	(15,817)	(36,075)	(65,055)	(120,696)

Interest expense - other	(37)	(13,750)	(1,597)	(46,456)

Loss on disposal of property, plant & equipment	-	-	-	(725)
Loss on settlement of asset retirement obligation (note 8)	-	-	(4,810)	-

	(137,408)	(1,024,883)	373,896	(362,948)

(Loss) earnings before income taxes	(109,760)	(1,877,992)	1,144,835	(2,412,472)

Income tax expense	-	-	(101,158)	-

Net (loss) earnings	(109,760)	(1,877,992)	1,043,677	(2,412,472)

Other comprehensive (loss) gain:

Unrealized foreign exchange gain (loss) on translation of self sustaining foreign operations	230,225	677,436	(741,615)	250,859

Comprehensive gain (loss)	$120,465	$(1,200,556)	$302,062	$(2,161,613)

(Loss) earnings per share (note 9)
Basic	$(0.00)	$(0.06)	$0.03	$(0.07)
Fully diluted	$(0.00)	$(0.06)	$0.03	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Deficit
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Balance, beginning of period	$(71,383,377)	$(71,301,628)	$(72,536,814)	$(70,767,148)

Net (loss) earnings for the period	(109,760)	(1,877,992)	1,043,677	(2,412,472)

Balance, end of the period	$(71,493,137)	$(73,179,620)	$(71,493,137)	$(73,179,620)

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Cash flows from operating activities
Net (loss) earnings for the period	$(109,760)	$(1,877,992)	$1,043,677	$(2,412,472)
Items not affecting cash
Amortization	1,400,145	1,619,049	4,095,871	4,539,913
Stock-based compensation expense	168,379	543,727	535,328	1,469,432
Unrealized foreign exchange (gain) loss	130,245	695,010	(496,563)	197,241
Loss on disposal of property, plant & equipment	-	-	-	725
Income tax expense	-	-	101,158	-
Bad debt expense	6,110	-	34,626	-
Loss on settlement of asset retirement obligation	-	-	4,810	-
Accretion expense included in general and administration expense	-	485	79,426	1,415

	1,595,119	980,279	5,398,333	3,796,254
Net change in non-cash working capital Items (note 14)	1,180,043	9,771	(1,423,612)	(295,771)

Provision for unrecoverable lease payments	-	-	(180,336)	-
Payments made to settle asset retirement obligations	-	-	(45,071)	-

	2,775,162	990,050	3,749,314	3,500,483

Cash flows from investing activities
Purchase of property and equipment	(376,061)	(141,500)	(677,721)	(1,800,469)
Payments made to acquire WorksMedia Limited, net of cash acquired	-	(555,951)	(936,343)	(662,007)
	(376,061)	(697,451)	(1,614,064)	(2,462,476)

Cash flows from financing activities
Proceeds on exercise of options and warrants	55,125	-	55,125	43,125
Issuance of common shares and warrants – net proceeds	-	-	-	(7,813)
Repurchase of common shares	(64,731)	-	(64,731)	-
Repayment of short-term loan	-	-	(937,548)	-
Repayment of capital lease obligations	(97,690)	(86,444)	(293,489)	(246,859)
	(107,296)	(86,444)	(1,240,643)	(211,547)

Effect of changes in foreign exchange rates on cash and cash equivalents	(20,718)	431,993	(273,268)	179,239

Increase in cash and cash equivalents during the period	2,271,087	638,148	621,339	1,005,699

Cash and cash equivalents - beginning of period	2,587,536	3,038,539	4,237,284	2,670,988

Cash and cash equivalents - end of period	$4,858,623	$3,676,687	$4,858,623	$3,676,687

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

On June 4, 2009, the Company changed its name from PhotoChannel Networks Inc. to PNI Digital Media Inc.

PNI Digital Media Inc. (the “Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the audited consolidated financial statements for the year ended September 30, 2009.  These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2009.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings and comprehensive earnings, and consolidated cash flows as at and for the three months ended June 30, 2010 and for all periods presented, have been made.  All amounts herein are expressed in Canadian dollars unless otherwise noted.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries, PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Limited, PNI Digital Media Europe Limited, Pixology Incorporated and WorksMedia Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Reporting currency and foreign currency translation

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the period. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates and revenues and expenses of those operations are translated using the average rates of exchange during the period. Gains and losses resulting from these translation adjustments for the self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Changes in accounting policies

Financial Instruments: Disclosures

Effective October 1, 2009, the Company adopted the amendments included in the CICA Handbook Section 3862 Financial Instruments: Disclosures (“Section 3862”).  The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments.  The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non financial liabilities based on expected maturities.  The adoption of this amendment did not result in any additional disclosures required in these financial statements.

3.	Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

EIC 175, Revenue Arrangements with Multiple Developments

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangement with multiple Deliverables an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of this EIC on the Company’s consolidated financial statements.

4.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31.  The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

5.	Acquisition of WorksMedia Limited

After close of business on March 10, 2009, the Company completed its acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

In consideration for the shares of WorksMedia, the Company paid the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment having been paid on closing and issued 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholder’s of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place, however, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  Should any of these vendors choose to terminate their employment with the Company prior to the release of the shares from escrow, they will immediately forfeit their right to their proportion of the shares and those shares will then be returned to the Company and cancelled.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of loss over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter.  During the three months ended June 30, 2010, $72,738 (three months ended June 30, 2009: $72,738) was recorded as compensation expense.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration the Escrow Agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using the market value at the date of the grant of $1.63.

Share issuance costs of $7,813 have been recorded against the issuance of the 750,000 common shares.

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets.  Any contingent consideration earned by the Principal Vendors in accordance with this share purchase agreement is subject to their continued employment with the Company post acquisition. No common shares were issued upon the passing of the first anniversary of the acquisition of WorksMedia as the pre-determined annual performance target was not met.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Transaction costs of $221,443 were directly incurred with respect to the acquisition and have been included as part of the purchase price.

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Purchase consideration
Paid in cash	161,538
Loan payable	1,848,552
		$2,010,090
Purchase consideration – shares issued		299,877
Transaction costs		221,443
		2,531,410

Assets acquired and liabilities assumed
Cash and cash equivalents		208,597
Other current assets		451,093
Property and equipment		44,048
Intangible assets – Customer contracts		1,734,000
Intangible assets – acquired software		841,000
Goodwill		638,225
Current liabilities		(651,589)
Future income tax liability		(733,964)

		2,531,410

Upon acquisition, the future income tax liability was offset against the future income tax asset arising from the utilization of losses in Pixology.

Intangible assets acquired are being amortized over a three year period, commencing March 2009.

None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

6.	Restructuring

In February 2009, following the announcement of its acquisition of WorksMedia, the Company announced its intention to undergo a restructuring of its United Kingdom operations and to relocate its Pixology operations from Guildford to the WorksMedia offices in Southampton.  In conjunction with this restructuring an immediate reduction in UK based headcount of approximately 30% was made.  All remaining UK based employees were offered positions in the Company’s Southampton office and operations have now been fully relocated from the Guildford office to that location.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

A reconciliation of the opening and closing liability balances relating to the cost of these restructuring activities during the period ended June 30, 2010 is as follows:

Amount

Opening liability – September 30, 2009	$176,056
Accretion expense included in general and administration expenses	869
Settlement of liability	(35,629)
Impact of foreign currency translation	(5,602)
Closing liability – December 31, 2009	$135,694
Accretion expense included in general and administration expenses	483
Settlement of liability	(144,707)
Loss on settlement of lease obligation included in general and administrative expenses	8,200
Impact of foreign currency translation	330
Closing liability – March 31, 2010 and June 30, 2010	$-

During March 2010, the Company entered into a deed of surrender (the “deed) with the landlord of its Guildford property.  Under the terms of this deed the Company made a one-off payment of $96,418 and in return was released from all obligations under the lease that had previously been entered into.

The final settlement of the liability relating to the office move resulted in $8,200 of costs in excess of the original liability being incurred.  These costs were recorded in general and administration expenses during the quarter ended March 31, 2010.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

7.	Accounts receivable

	As at June 30, 2010	As at September 30, 2009

Trade accounts receivable	$4,043,354	$4,954,122
Allowance for doubtful accounts	(177,785)	(154,945)
	3,865,569	4,799,177

Goods and services tax recoverable	20,963	15,832
Other	-	40,105
Total	$3,886,532	$4,855,114

Reconciliation of changes in allowance for doubtful accounts:
	As at June 30, 2010	As at September 30, 2009

Balance, beginning of period	$154,945	$145,000
Write-off of bad debts	(9,945)	-
Increase in allowance for doubtful accounts	34,626	9,945
Impact of foreign currency translation	(1,841)	-
Balance, end of period	$177,785	$154,945

During the three month period ended June 30, 2010 the Company incurred bad debt expenses of $6,110 (three month period ending June 30, 2009 - $nil).  During the nine month period ended June 30, 2010 the Company incurred bad debt expenses of $34,626 (nine month period ending June 30, 2009 - $nil).

8.	Asset retirement obligation

The following table summarizes the changes to the asset retirement obligation during the period ended June 30, 2010:

Balance, September 30, 2009	$41,503
Payments made for remediation work	(31,093)
Impact of foreign currency translation	(381)
Balance, December 31, 2009	$10,029
Payments made for remediation work	(13,978)
Loss on settlement of asset retirement obligation	4,810
Impact of foreign currency translation	(861)
Balance, March 31, 2010 and June 30, 2010	$-

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

During the year ended September 30, 2008, the Company entered into a lease agreement for new premises.  The lease agreement entered into, which had a term of five years, required the Company to restore the leased premises to their original condition at the end of the lease term.  At September 30, 2009, the Company had vacated these premises. During March 2010, the Company completed all required work under the terms of its lease prior to entering into a deed of surrender with the landlord of the property.   Total remediation costs of $45,071 were incurred during the nine months ended June 30, 2010.

9.	Share capital and stock options

a)	Consolidated statement of shareholders’ equity

	Capital stock
	Number of Common Shares	Amount	Share capital purchased for cancellation	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity

Balance - September 30, 2009	33,707,682	$66,017,456	$-	$18,521,086	$(72,536,814)	$(1,809,194)	$10,192,534
Stock-based compensation recorded in net profit	-	-	-	112,340	-	-	112,340
Compensation expense in connection with acquisition of WorksMedia Limited (note 5)	-	-	-	72,737	-	-	72,737
Earnings for the period	-	-	-	-	1,244,323	-	1,244,323
Other comprehensive loss	-	-	-	-	-	(312,056)	(312,056)
Balance – December 31, 2009	33,707,682	$66,017,456	$-	$18,706,163	$(71,292,491)	$(2,121,250)	$11,309,878
Issuance of shares on exercise of options	-	-	-	-	-	-	-
Issuance of shares held in escrow	178,500	-	-	-	-	-	-
Stock-based compensation recorded in net loss	-	-	-	109,133	-	-	109,133
Compensation expense in connection with acquisition of WorksMedia Limited (note 5)	-	-	-	72,739	-	-	72,739
Loss for the period	-	-	-	-	(90,886)	-	(90,886)
Other comprehensive loss	-	-	-	-	-	(659,784)	(659,784)

Balance - March 31, 2010	33,886,182	$66,017,456	$-	$18,888,035	$(71,383,377)	$(2,781,034)	$10,741,080
Issuance of shares on exercise of options	37,100	69,741	-	(14,616)	-	-	55,125
Cancellation of shares repurchased	(10,000)	(19,482)	-	2,475	-	-	(17,007)
Purchase of share capital for cancellation (30,000 shares)	-	-	(47,724)	-	-	-	(47.724)
Stock-based compensation recorded in net loss	-	-	-	95,641	-	-	95,641
Compensation expense in connection with acquisition of WorksMedia Limited (note 5)	-	-	-	72,738	-	-	72,738
Loss for the period	-	-	-	-	(109,760)	-	(109,760)
Other comprehensive gain	-	-	-	-	-	230,225	230,225
Balance – June 30, 2010	33,913,282	$66,067,715	$(47,724)	19,044,273	(71,493,137)	(2,550,809)	11,020,318

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company has a stock option plan (the “Plan”) which is described in note 12(d) to the most recent audited consolidated financial statements for the year ended September 30, 2009.  The Plan grants to directors, employees and consultants of the Company the option to purchase common shares of the Company.  The Plan allows for a maximum of 10% of the Company’s issued and outstanding common shares be reserved for issuance, less any previously granted and outstanding options.  The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an options’ maximum term is five years.  Options vest over eighteen (18) months.

No options were granted during the nine month period ended June 30, 2010.

c)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited (note 5), 750,000 common shares of the Company were issued.  214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares will only be released from escrow upon the continued employment of the Principle Vendors over a three year period.

On March 10, 2010, the Company released 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors.  As at June 30, 2010, 357,000 common shares remain in escrow and have been excluded from the number of common shares shown as outstanding and will only be recognized as they are released from escrow.

d)	Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011.  During the three months ended June 30, 2010, the Company purchased 40,000 shares under the Bid for a total purchase price of $64,731.  As at June 30, 2010, 10,000 of these shares have been cancelled.

On cancellation of these 10,000 shares, $2,475, being the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

e)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Net (loss) earnings for the period (numerator)	$(109,760)	$(1,877,992)	$1,043,677	$(2,412,472)

Weighted average number of shares outstanding (denominator)

Basic	33,905,909	33,707,682	33,787,488	33,578,208

Effect of dilutive securities:

Stock options	-	-	130,387	-

Total	33,905,909	33,707,682	33,917,875	33,578,208

10.	Segment information

The Company has three operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended		Nine Months Ended
Description	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Canada	$1,046,637	$970,352	$3,740,556	$3,087,225
United States	3,628,611	2,940,117	10,745,737	9,463,988
United Kingdom	915,610	1,423,537	3,909,619	4,811,336
Other	90,363	109,754	303,244	272,583

Total	$5,681,221	$5,443,760	$18,699,156	$17,635,132

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Revenue is attributed to the geographic location of the Company’s customer.

As at June 30, 2010 and September 30, 2009, the Company’s assets by geographical location are as follows:

	Canada	United Kingdom	Total
June 30, 2010
Property and equipment	$5,727,901	$20,423	$5,748,324
Goodwill and intangible assets	$1,026,534	$1,839,275	$2,865,809

September 30, 2009
Property and equipment	$6,104,463	$70,457	$6,174,920
Goodwill and intangible assets	$2,336,533	$3,220,437	$5,556,970

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Nine Months Ended
Description	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Customer A	$1,300,676	$1,300,995	$5,026,113	$4,428,698
Customer B	$883,789	$663,063	$2,413,074	$2,055,584
Customer C	$517,648	$555,810	$1,873,727	$2,102,742
Customer D	$2,347,006	$1,996,169	$7,066,508	$6,396,241

11.	Revenue

	Three Months Ended		Nine Months Ended
Description	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Transaction fees	$4,359,745	$3,905,096	$14,393,482	$13,206,641
Software licenses and installation fees	573,303	941,393	2,105,651	2,794,084
Membership fees	426,944	367,594	1,269,123	921,502
Professional fees	31,869	52,420	141,162	274,031
Archive fees	289,360	177,257	789,738	438,874
Total	$5,681,221	$5,443,760	$18,699,156	$17,635,132

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

12.	Related Party Transactions

During the three month period ended June 30, 2010, the Company incurred legal fees of $22,916 (period ended June 30, 2009 - $109,573) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2010 included $5,461 (September 30, 2009 - $28,564) related to these services.

During the three month period ended June 30, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $11,167 (period ending June 30, 2009 - $34,135) and website services of $2,820 of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at June 30, 2010 included $8,702 (September 30, 2009 - $18,262) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the three month period ended June 30, 2010, the Company incurred consulting fees of $4,438 (period ending June 30, 2009 - $nil) for services provided by a consulting firm of which a Director and Officer of the Company is the owner.  Accounts payable and accrued liabilities at June 30, 2010 included $4,491 (September 30, 2009 - $nil) related to these services.

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000.  The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

The Company shares its UK premises with another company of which an Officer is a majority shareholder.  During the three month period ended June 30, 2010, the Company was recharged its proportional share of office running costs totalling $45,455 (2009: $nil) by this related party.  In addition, during the three month period ended June 30, 2010, the Company used the software development services of this company, incurring costs of $16,607 (2009: $nil) and carried out professional development work totalling $nil (2009: $nil) on behalf of this company.  At June 30, 2010, accounts payable included $23,205 (September 30, 2009: $119,076) and accounts receivable included $nil (September 30, 2009: $19,887) due to and from this company respectively.

During the nine month period ended June 30, 2010 the Company received full payment of the principal and accrued interest owing from an Officer in the amount of $19,792 relating to a loan granted during the year ended September 30, 2008.   At September 30, 2009, an amount of $19,320 was due with respect to this loan.

13.	Commitments

At June 30, 2010, the Company was committed to purchase items of equipment with a cost of $20,738 (September 30, 2009 - $135,429).

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

During the quarter ended March 31, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software.  To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter in order to determine its potential impact. No adjustment has been made in these financial statements as a result of this matter.

14.	Supplementary cash flow information

Net change in non-cash working capital items

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Accounts receivable	$402,538	$168,190	$772,228	$133,725
Prepaid expenses and other current assets	(204,460)	181,629	(160,959)	31,998
Accounts payable and accrued liabilities	1,070,885	(307,080)	(2,054,914)	(90,115)
Changes in deferred expenses	-	-	-	52,883
Changes in deferred revenue	(88,920)	(32,968)	20,033	(424,262)
Total	$1,180,043	$9,771	$(1,423,612)	$(295,771)

15.	Reconciliation to accounting principles generally accepted in the United States of America

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“US GAAP”).

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

a)	Statements of loss and comprehensive loss

Net profit from operations, separately identifying revenue earned from the sale of tangible products and the sale of services, together with the respective costs associated with those sales is as follows:

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Revenue
Service revenue	$5,046,672	$4,909,845	$16,231,102	$15,432,987
Product revenue	634,549	533,915	2,468,054	2,202,145
	5,681,221	5,443,760	18,699,156	17,635,132

Expenses
Network delivery – service revenue	856,955	1,002,393	2,979,752	3,866,189
Network delivery – product revenue	236,010	299,841	1,299,166	1,449,622
Software development	2,011,188	1,866,661	5,858,576	5,521,229
General and administration	957,569	1,211,004	3,047,616	3,340,680
Sales and marketing	191,706	297,921	647,236	967,025
Amortization	1,400,145	1,619,049	4,095,871	4,539,911
	5,653,573	6,296,869	17,928,217	19,684,656

Net earnings (loss) from operations	$27,648	$(853,109)	$770,939	$(2,049,524)

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The reconciliation between Canadian GAAP and US GAAP of the net (loss) earnings for the period is as follows:

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Net (loss) profit for the period under Canadian GAAP	$(109,760)	$(1,877,992)	$1,043,677	$(2,412,472)
Change in fair value of embedded foreign currency derivatives relating to warrants	-	-	-	22,531
Net (loss) profit for the period under US GAAP	(109,760)	(1,877,992)	1,043,677	(2,389,941)

Other comprehensive gain (loss):

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	230,225	677,436	(741,615)	250,867
Comprehensive profit (loss) under US GAAP	$120,465	$(1,200,556)	$302,062	$(2,139,074)
(Loss) earnings per share under US GAAP
Basic	$(0.00)	$(0.06)	$0.03	$(0.07)
Fully diluted	$(0.00)	$(0.06)	$0.03	$(0.07)

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(b)	Balance Sheet

The reconciliation of the balance sheet between Canadian GAAP and US GAAP is as follows:

	June 30, 2010		September 30, 2009
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets	$9,208,842	$9,208,842	$9,405,085	$9,405,085
Intangible assets	1,274,620	1,274,620	3,892,211	3,892,211
Goodwill (note f)	1,591,189	8,102,252	1,664,759	8,175,822
Other long-term assets	5,748,324	5,748,324	6,174,920	6,174,920

Total assets	$17,822,975	$24,334,038	$21,136,975	$27,648,038

Liabilities & Shareholders’ Equity

Liabilities

Current liabilities	$6,681,332	$6,681,332	$10,534,826	$10,534,826
Warrants liability	-	-	-	-
Long-term liabilities	121,325	121,325	409,615	409,615

Shareholders’ Equity

Share capital	66,067,715	65,959,555	66,017,456	65,909,296
Share capital purchased for cancellation	(47,724)	(47,724)	-	-
Warrants	-	-	-	-
Contributed surplus (note d)	19,044,273	16,440,448	18,521,086	15,917,261
Deficit (note f)	(71,493,137)	(62,270,089)	(72,536,814)	(63,313,766)
Accumulated other comprehensive loss	(2,550,809)	(2,550,809)	(1,809,194)	(1,809,194)

	$17,822,975	$24,334,038	$21,136,975	$27,648,038

(c)	Subsequent events

The Company has analyzed its operations subsequent to June 30, 2010 through August 10, 2010 and has determined that it does not have any material subsequent events to disclose in these financial statements.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(d)	Stock-based compensation

Effective October 1, 2004, the Company adopted ASC 718, Compensation – Stock Compensation (formerly Financial Accounting Standard (“FAS”) No. 123, Accounting for Stock-Based Compensation, as subsequently revised by FAS No. 123(R) (“FAS 123(R)”), Share-Based Payment, effective October 1, 2006.) The adoption of this guidance, effective October 1, 2006 under the modified prospective method, had no material impact on the Company’s financial position or results of operations. Under US GAAP, the Company recognizes the grant-date fair value of stock-based compensation awards granted to employees and directors over the requisite service period for all awards granted, modified, repurchased or cancelled after October 1, 2004 and the unvested portions of outstanding awards as at October 1, 2004. The Company also adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments effective October 1, 2004 for awards granted on or after October 1, 2002.

As a result of these new accounting standards in Canada and the United States, there are no material GAAP differences related to the Company’s stock-based compensation awards during the period ended June 30, 2010 and 2009.

At June 30, 2010, the total compensation cost related to non-vested awards not yet recognized was $86,426, (June 30, 2009 - $778,495) which will be recognized over the remaining vesting period of 3 months.

(e)	Cash flow statements

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided by International Accounting Standard (IAS) 7, and accordingly, the cash flow statements presented herein have not been reconciled to US GAAP under the accommodation provided by the SEC.

(f)	Redemption of Limited Partnership units

During the year ended September 30, 2004, the Company redeemed limited partnership units and recorded the cost as a charge to deficit for Canadian GAAP purposes. Under US GAAP, the Company applied ASC 805, Business Combinations (formerly SFAS No. 141, “Business Combinations”), and allocated the cost of issuing the common shares and share purchase warrants to goodwill, after first considering any allocation to tangible and intangible assets acquired. This resulted in an increase of $6,511,063 in goodwill and shareholders’ equity. The Company applies ASC 350, Intangibles – Goodwill and Other, in determining if there is any impairment in value. As at June 30, 2010, no impairment in value has been recorded to date.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(g)	Income taxes

The Company follows the liability method with respect to accounting for income taxes. Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates that will be in effect when these differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance, if based on the weight of available evidence; it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, subsequently codified as ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, ASC 740 provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. The Company adopted the provisions of ASC 740 beginning October 1, 2007.

We file income tax returns in the U.S., Canada and the United Kingdom. We are subject to income tax examination by tax authorities in all jurisdictions from our inception to date. Our policy is to recognize interest expense and penalties related to income tax matters as tax expense. At June 30, 2010, we do not have any significant accruals for interest related to unrecognized tax benefits or tax penalties. Based on the Company’s evaluation, there are no significant uncertain tax positions requiring recognition or measurement in accordance with ASC 740.

(h)	Recent U.S. announcements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”.  The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities.  The adoption of this ASU did not have a significant impact on its financial statements.

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”.  ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, “Multiple-deliverable revenue arrangements”. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration.  The Company is still assessing the potential impact of this amendment on its financial statements.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, “Revenue arrangements that include software elements”.  ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”.  ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718):  escrowed share arrangements and the presumption of compensation”.  ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2.  The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009.  The adoption of this ASU did not have a significant impact on these financial statements.

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”.  ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required.  The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic.  The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009.  The amendments of this ASU have had no impact on the financial statements of the Company.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855):  amendments to certain recognition and disclosure requirements.  The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii)  clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii)  refining the scope of the disclosure requirements for reissued financial statements.  The Board’s objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815):  scope exception related to embedded credit derivatives”.  The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.  ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815.  The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740):  accounting for certain tax effects of the 2010 health care reform acts”.  ASU 2010-12 codifies Subtopic 740-10.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718):  effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability.  The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.  Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

PNI Digital Media Inc. (formerly PhotoChannel Networks Inc.)

(TSX-V: PN / OTCBB: PNDMF)

Management’s Discussion & Analysis

For the Period Ended June 30, 2010

August 11, 2010

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 1

This discussion and analysis is a review of the operating results, financial condition, and business risks of PNI Digital Media Inc. (“PNI”, the “Company”, “we” or “our”). This discussion and analysis should be read in conjunction with the Management’s Discussion and Analysis included in PNI’s 2009 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2009 and for the period ended June 30, 2010. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at August 11, 2010 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, risks related to our technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Third Quarter Highlights

•	Processed 4.1 million transactions during the period, an increase of 20% over the third quarter of fiscal 2009

•
Record third quarter revenues of $5.7 million compared to $5.4 million in the third quarter of fiscal 2009, despite a significant weakening in the US$ relative to the Canadian dollar period-on-period, which impacted recorded revenue negatively by approximately $0.5 million

•	Net loss for the quarter of $0.1 million compared to a net loss of $1.9 million in the third quarter of fiscal 2009

•	Transactional revenue of $4.4 million compared to $3.9 million in the third quarter of fiscal 2009

•	Transaction fees representing 77% of total revenue vs. 72% during the same period of fiscal 2009

•	Non-GAAP adjusted EBITDA[1] of $1.6 million, compared to non-GAAP adjusted EBITDA of $1.1 million during the third quarter of fiscal 2009

•	Non-GAAP adjusted EBITDA per share of $0.05 compared to non-GAAP adjusted EBITDA per share of $0.03 in fiscal 2009.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 2

1 – Adjusted EBITDA is a non-GAAP financial measure which the Company defines as net (loss) earnings plus amortization, interest expense, tax expense, share-based compensation expense and un-realized foreign exchange loss (gain).  A full reconciliation of the Company’s results between these non-GAAP figures and the results in accordance with GAAP is included on page 18 of this MD&A.

Selected financial information

The following selected financial information has been prepared in accordance with generally accepted accounting principles in Canada and is presented in Canadian dollars.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
Revenue	$5,681,221	$5,443,760	$18,699,156	$17,635,132
Earnings (loss) from operations	$27,648	$(853,109)	$770,939	$(2,049,524)
Net (loss) earnings for the period	$($109,760)	$(1,877,992)	$1,043,677	$(2,412,472)
Basic (loss) earnings per common share	$(0.00)	$(0.06)	$0.03	$(0.07)
Fully diluted (loss) earnings per common share	$(0.00)	$(0.06)	$0.03	$(0.07)

	As at
	June 30, 2010	September 30, 2009
Total assets	$17,822,975	$21,136,975
Net assets	$11,020,318	$10,192,534
Working capital	$2,527,510	$(1,129,741)

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 3

Business Overview:

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites or desktop software, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide.

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, SAM’s Club, Blacks, CVS Pharmacy, Tesco, ASDA, Wal-Mart Canada, Kodak and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet or from an in-store kiosk, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”).  The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues.  PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners.  By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, Storefront.com Online Inc. and Photobox.   Of these competitors, Snapfish is the only one which currently partners with large North American retailers of a size that is comparable to those serviced by the Company.

The competition for in-store kiosk software is provided by companies such as HP, Lucidiom, Storefront.com Online Inc., Kodak and Fujifilm.  This is a growing area of focus for the Company, evidenced by the two acquisitions completed since 2007, the first being Pixology PLC and the second of WorksMedia Limited.  Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 4

The Company has invested in, and is building a future towards, enabling e-commerce for all types of digital content for  the retailers’ ‘Media Center’.  The PNI Digital Media Platform can enable this type of harmonized e-commerce activity, by enabling the routing of content to the manufacturing location(s) equipped to produce the end product.

Growth Strategy:

Our strategy for growth is to:

•	Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;
•	Maintain service and product excellence for strong customer retention and development;
•	Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;
•	Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific;
•	Innovate to deliver new product lines to our customers, such as our innovative new product lines for small business printing and social stationery; and
•	Provide a workplace conducive to attracting and retaining talented people.

Seasonality of Operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter.  The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date.  Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories.  Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.  Since the latter half of 2008 the global economy has suffered a significant downturn; unemployment rates have risen, consumer confidence has decreased and the availability of disposable income has declined.   To date, we do not believe the impact of these economic conditions has been significant to our business as underlying sales from existing customers (defined as those that have been with us for more than twelve months) have shown significant growth throughout this period.  We believe this is due to the nature of the products being sold and the ability for consumers to replace more expensive gifts they may have once purchased with a lower cost, more personalized item from one of our retail partners.  This trend may not continue in future periods and we continue to monitor closely activity levels with our retail partners so that we are able to react accordingly should circumstances change.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 5

Market Segmentation

The Company has three operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic region

During the three and nine month periods ended June 30, 2010 and 2009, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three Months Ended June 30,		Nin Months Ended June 30,
	2010	2009	2010	2009

United States	64%	54%	57%	54%
Canada	18%	18%	20%	18%
Total North America	82%	72%	77%	72%

United Kingdom	16%	26%	21%	27%
Other	2%	2%	2%	1%

Total	100%	100%	100%	100%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 6

Results from operations: 3 Months Ended June 30, 2010

Revenue

Description	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Change	% Change

Transaction fees	$4,359,745	$3,905,096	$454,649	12%
Software licenses and installation fees	573,303	941,393	(368,090)	(39)%
Membership fees	426,944	367,594	59,350	16%
Professional fees	31,869	52,420	(20,551)	(39)%
Archive fees	289,360	177,257	112,103	63%

Total	$5,681,221	$5,443,760	$237,461	4%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 7

Revenues for the third quarter, ended June 30, 2010 increased 4% period-on-period to $5,681,221.  All growth experienced during the quarter was from increased activity from existing customer accounts.  In addition, this growth was achieved despite a 12% decline in the strength of the US dollar compared to the Canadian dollar.  64% of the Company’s revenue was earned from the United States during the period; therefore a weakening in the value of the US dollar relative to the Canadian dollar has a significant impact on financial results.  If exchange rates during the current quarter had been at the same levels as they were during the third quarter of fiscal 2009, revenue would have increased period-on-period by 13% to approximately $6.1 million.

Continuing the trend seen throughout the latter part of fiscal 2009 and the beginning of fiscal 2010, growth was seen in multiple areas of the business.  Transaction fees continue to be the largest element of our revenue base and increased 12% period-on-period to $4,359,745; accounting for 77% of total recorded revenue, compared to 72% in the third quarter of fiscal 2009.  Transaction fees during the third quarter of fiscal 2009 were however reduced by one-time marketing related costs of approximately $400,000.

Underlying the increase in recorded transaction fees is a 20% increase in the number of orders placed through the PNI Platform period-on-period which reached 4.1 million for the three month period and averaged over 45,000 per day.

Software license and installation fees fell by 39% during the period to $573,303.  While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers a 15% period-on-period weakening of the UK pound relative to the Canadian dollar has resulted in the amount of revenue booked in the consolidated financial statements being impacted negatively by approximately $38,000.  Other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. A number of our contracts that provide for recurring revenue in this area expire during fiscal 2010 and therefore sales will become more difficult to predict as they will primarily become one-off in nature.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 8

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software.  Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during 2009.  Fees earned during the third quarter totaled $426,944, representing growth of 16% period-on-period. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall decrease of 39% or $20,551 during the period compared to the third quarter of fiscal 2009.  This is primarily due to a number of one-off projects completed on behalf of a number of our customers during the same period last year. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work.  While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, have increased 63% during the third quarter of fiscal 2010 compared to the same period in fiscal 2009.  This continues the trend seen throughout fiscal 2009 as the amount of revenue we earned from this source increased steadily throughout the year.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Expenses

Description	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Change	% Change

Network delivery	$1,092,449	$1,289,417	$(196,968)	(15)%
Software development	1,968,860	1,659,317	309,543	19%
General and administration	843,975	868,283	(24,308)	(3)%
Sales and marketing	179,765	244,338	(64,573)	(26)%
	4,085,049	4,061,355	23,694	1%

Share-based compensation	168,379	616,465	(448,086)	(73)%
Amortization	1,400,145	1,619,049	(218,904)	(14)%

Total	$5,653,573	$6,296,869	$(643,296)	(10)%

Total expenses for the third quarter of fiscal 2010 are 10% less than for the third quarter of fiscal 2009.  Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses remained flat at just under $4.1 million.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 9

For many years as the Company’s platform was being built and many new customers being added, management was confident that the current business model would allow the Company to scale and effectively grow revenue without requiring additional costs of the same magnitude to be incurred.  During the current fiscal year the Company has been able to demonstrate this as revenues have increased while controllable cash costs have remained relatively stable. Management believes the technology can be further leveraged in future periods, although a current increase in development headcount to work on a number of specific projects means that the overall cost base of the Company will unlikely show further year on year reductions for the foreseeable future.  Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Quarterly summary

Network delivery costs decreased $196,968, or 15% period-on-period.  76% of this decrease was as a result of lowering the cost of providing the customer support function on behalf of our customers.  Part of this reduction was achieved as a result of the successful transfer of a large portion of this work to a third party professional call centre operation which was started during the early part of fiscal 2009 and completed later on in that year.  The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with a 20% period-on-period volume increase was a major achievement for the Company and the result of a significant effort made during the past year by the various site design teams to improve the quality of our product and service offerings.  The remaining decrease in network delivery costs came from slightly reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas period-on-period.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 10

Software development expenses have increased $309,543 or 19% year on year. 86% of this increase relates to labour costs due to the addition of a number of new development staff during the past twelve months who have been recruited to support the continued growth of our customers as well as to work on new initiatives the Company is pursuing, including the development of online business printing services and social stationery products. The remainder of the increase relates to the associated costs of retaining a higher level of staff members. Software development costs during the third quarter of fiscal 2010 were 5% greater than those incurred during the second quarter of the year reflecting an increase in headcount during the past three months.   The Company continues to take steps to maintain or where possible, reduce costs and continues to use the services of short-term contractors on an as-needed basis wherever possible to deal with periods of additional workload. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department.  Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have decreased by 3% or $24,308 during the period compared to the third quarter of fiscal 2009. Management continue to work towards keeping administrative costs as low as possible and have shown a steady decline over the past few quarters as steps have been taken to consolidate office space and realize cost savings where possible.  Savings in office holding and running costs during the current quarter now that the Company’s UK restructuring is complete were offset in part by increased travel and investor relations expenditures. In addition, a year on year increase of $60,000 was experienced in professional fees relating to regulatory compliance.

Sales and marketing expenses decreased by 26% to $179,765 during the current quarter as a result of cost saving measures implemented across the department with the aim of operating more efficiently.  As a result, savings were achieved in travel, communication and employee related costs.  A small increase was seen in headcount numbers in this area towards the end of the quarter as the Company strengthened both its sales team and also added further internal marketing resources who will work closely with the Company’s retail partners in order to help them improve their strategic marketing plans. As a result of these increases in headcount there will be a corresponding increase in expenditures in this area in future periods.

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased period-on-period by 73% to $168,379.  This is primarily as a result of the expense associated with the large tranche of stock options that were issued to staff during March 2008 ceasing at the beginning of the fiscal year as all of these options are now fully vested.

Amortization decreased by 14% period-on-period to $1,400,145.  The amortization charge for the period is in line with that seen towards the end of fiscal 2009 and the first half of fiscal 2010 and primarily relates to a mixture of both the amortization of intangible assets acquired during the Pixology and WorksMedia acquisitions as well as items of property and equipment. The final amortization associated with the Company’s 2007 acquisition of Pixology was expensed during the current quarter and as a result overall amortization levels are expected to reduce for the remainder of the fiscal year.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 11

Other income and expenses

During the third quarter, the Company recorded a realized foreign exchange gain of $8,691 and unrealized losses of $130,245.  The unrealized losses arose primarily as a result of the translation of inter-company balances between the UK subsidiaries and the Canadian parent.

Cash flows

The Company recorded cash inflows from operations of $2,775,162 during the third quarter of fiscal 2010 compared to cash inflows of $990,050 during the third quarter of 2009.  This was primarily as a result of improved operating performance and an increase in the level of trade accounts payable.

Outside of changes in its working capital position, the Company’s most significant uses of cash in the current quarter were as follows:

•	An investment of $376,061 was made in additional servers and storage for the Company’s datacenters.
•	Payments of $64,731 were made to repurchase for cancellation 40,000 shares of the Company under the terms of the Normal Course Issuer Bid that was approved by the TSX-V in April 2010.
•	Payments of $97,690 were made to repay the capital element of the Company’s equipment lease.

Each of the investment in items of property and equipment, the payments against the capital lease and the payments to acquire the Company’s shares were funded out of cash flows generated from operations, which was the main source of funds for the period.  No funds were raised through the issuance of equity or through taking on debt financing.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 12

Results from operations: 9 Months Ended June 30, 2010

Revenue

Description	Nine Months Ended June 30, 2010	Nine Months Ended June 30, 2009	Change	% Change

Transaction fees	$14,393,482	$13,206,641	$1,186,841	9%
Software licenses and installation fees	2,105,651	2,794,084	(688,433)	(25)%
Membership fees	1,269,123	921,502	347,621	38%
Professional fees	141,162	274,031	(132,869)	(48)%
Archive fees	789,738	438,874	350,864	80%

Total	$18,699,156	$17,635,132	$1,064,024	6%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 13

Revenues for the nine months ended June 30, 2010 increased 6% period-on-period to $18,699,156.  No new significant customer accounts were added during this period, with all growth experienced coming from increased activity with existing customer accounts.  In addition, this growth was achieved despite a 14% decline in the strength of the US dollar compared to the Canadian dollar.  57% of the Company’s revenue was earned from the United States during the period; therefore a weakening in the value of the US dollar relative to the Canadian dollar has a significant impact on financial results.  If exchange rates during the current quarter had been at the same levels as they were during the first nine months of fiscal 2009, revenue would have increased period-on-period by 15% to approximately $20.3 million.

Throughout the first nine months of fiscal 2010 strong growth has been seen in multiple areas of the business.  Transaction fees continue to be the largest element of our revenue base and increased 9% period-on-period to $14,393,482; accounting for 77% of total recorded revenue, compared to 75% during the same period of fiscal 2009.  Underlying the increase in recorded transaction fees is an 18% increase in the number of orders placed through the PNI Platform period-on-period which reached 13 million for the nine month period and averaged over 47,000 per day.

Software license and installation fees fell by 25% during the period to $2,105,651.  A large portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers, however as a result of a 11% period-on-period weakening of the UK pound relative to the Canadian dollar the amount of revenue booked in the consolidated financial statements has been impacted negatively by approximately $165,000.  Other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses. A number of our contracts that provide for recurring revenue in this area expire during fiscal 2010 and therefore sales will become more difficult to predict as they will primarily become one-off in nature.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software.  Revenue from this source has grown strongly over the past twelve months representing an overall increase in the number of customer locations now connected to our network as a result of existing customers expanding their own operations and also as a result of the Company’s acquisition of WorksMedia during 2009.  Fees earned during nine months ended June 30, 2010 totaled $1,269,123, representing growth of 38% period-on-period. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall decrease of 48% or $132,869 during the period compared to the first nine months of fiscal 2009.  This is primarily due to a number of one-off projects completed on behalf of a number of our customers during the same period last year. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work.  While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 14

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, have increased by 80% during the first nine months of fiscal 2010 compared to the same period in fiscal 2009.  This continues the trend seen throughout fiscal 2009 as the amount of revenue we earned from this source increased steadily throughout the year.  While the past twelve months has seen revenue from this source grow, our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue growth in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Expenses

Description	Nine Months Ended June 30, 2010	Nine Months Ended June 30, 2009	Change	% Change

Network delivery	$4,275,602	$5,270,295	$(994,693)	(19)%
Software development	5,717,658	4,966,089	751,569	15%
General and administration	2,692,347	2,513,507	178,840	7%
Sales and marketing	611,411	828,531	(217,120)	(26)%
	13,297,018	13,578,422	(281,404)	(2)%

Share-based compensation	535,328	1,566,323	(1,030,995)	(66)%
Amortization	4,095,871	4,539,911	(444,040)	(10)%

Total	$17,928,217	$19,684,656	$(1,756,439)	(9)%

Total expenses for the first nine months of fiscal 2010 are 9% less than for the same period of fiscal 2009.  Excluding non-cash expenditures of share-based compensation and amortization, controllable cash expenses fell by 2%.

For many years as the Company’s platform was being built and many new customers being added, management was confident that the current business model would allow the Company to scale and effectively grow revenue without requiring additional costs of the same magnitude to be incurred.  During the current fiscal year the Company has been able to demonstrate this as revenues have increased while controllable cash costs have remained relatively stable. Management believes the technology can be further leveraged in future periods, although a current increase in development headcount to work on a number of specific projects means that the overall cost base of the Company will unlikely show further year on year reductions for the foreseeable future.  Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

Network delivery costs decreased $994,693, or 19% period-on-period.  77% of this decrease was as a result of lowering the cost of providing the customer support function on behalf of our customers.  Part of this reduction was achieved as a result of the successful transfer of a large portion of this work to a third party professional call centre operation which was started during the early part of fiscal 2009 and completed later on in that year.  The remainder of the reduction came as a result of improvements made to customer sites during the past twelve months, including the improvement of workflows and the addition of more on-line ‘self-serve’ help content. Being able to decrease these support costs while maintaining high levels of customer service and simultaneously dealing with an 18% period-on-period volume increase was a major achievement for the Company and the result of a significant effort made during the past year by the various site design teams to improve the quality of our product and service offerings.  The remaining decrease in network delivery costs came from slightly reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas period-on-period.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 15

Software development expenses have increased $751,569 or 15% year on year. 82% of the increase was due to the addition of new development staff during the past twelve months who have been recruited to support the continued growth of our customers as well as to work on new initiatives the Company is pursuing, including the development of online business printing services and social stationery products.  The remainder of the increase relates to costs of supporting an increased number of development staff.  The Company continues to take steps to maintain or where possible, reduce costs and continues to use the services of short-term contractors on an as-needed basis wherever possible to deal with periods of additional workload. Outside of staffing costs, steps continue to be taken to control all other costs in this area, including travel, staff training and general costs of the department.  Staffing requirements continue to be monitored on a regular basis with reference to upcoming projects for new and existing customers, ongoing commitments to maintain current service offerings for existing customers and new product development.

General and administration expenses have increased by 7% or $178,840 during the first nine months of fiscal 2010 compared to the same period of fiscal 2009. Year on year increases in investor relation costs, travel and the decision at the beginning of the year to pay quarterly fees to non-executive members of the board for the first time have been offset partially by savings in rent and office running costs.  In addition, $78,000 in accretion expense has been booked during the period relating to the payments made over a twelve month period to the prior owners of WorksMedia to acquire the business.

Over the past twelve months the Company has worked to reduce overhead costs significantly and undertook some difficult restructuring actions in the UK.  These restructuring plans were completed during the nine month period and the Company was able to negotiate a full release from its obligations under the property lease relating to its Guildford, United Kingdom offices.  As part of this release, a payment of approximately $96,000 was made to the landlord.  These costs had been anticipated during the previous fiscal year and had been fully accrued previously resulting in no adverse impact on the current year’s results.  Changes in the current strategy of the Company or the continued large-scale growth of the business could however result in administrative costs to increase in future periods.

Sales and marketing expenses decreased by 26% to $611,411 during the first nine months of the fiscal year as a result of cost saving measures implemented across the department with the aim of operating more efficiently.  As a result, savings were achieved in travel, communication and employee related costs whilst at the same time maintaining the same headcount and level of customer interaction that was in place during the latter part of fiscal 2009. In addition, the Company was able to reduce significantly the cost of attending the annual Photo Marketing Association trade show during the current year.  This event is the main trade show attended by the Company each year in North America and has historically fallen during either February or March. A small increase was seen in headcount numbers in this area towards the end of the period as the Company strengthened both its sales team and also added further internal marketing resources who will work closely with the Company’s retail partners in order to help them improve their strategic marketing plans. As a result of these increases in headcount there will be a corresponding increase in expenditures in this area in future periods.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 16

Share-based compensation costs, representing both the cost of the company’s stock options that are issued to employees, directors and consultants of the company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased period-on-period by 66% to $535,328.  This is primarily as a result of the expense associated with the large tranche of stock options that were issued to staff during March 2008 ceasing at the beginning of the fiscal year as all of these options are now fully vested.

Amortization decreased by 10% period-on-period to $4,095,871.  The amortization charge for the period is in line with that seen towards the end of fiscal 2009 and primarily relates to a mixture of both the amortization of intangible assets acquired during the Pixology and WorksMedia acquisitions as well as items of property and equipment. The final amortization associated with the Company’s 2007 acquisition of Pixology was expensed during the current quarter and as a result overall amortization levels are expected to reduce for the remainder of the fiscal year.

Other income and expenses

During the first nine months of fiscal 2010, the Company recorded a realized foreign exchange loss of $51,884 and unrealized gains of $496,563.  The realized losses were incurred as a result of the weakening US dollar compared to the Canadian dollar and the collection of US denominated accounts receivable balances.  The unrealized gains arose primarily as a result of the translation of inter-company balances between the UK subsidiaries and the Canadian parent.

Cash flows

The Company recorded cash inflows from operations of $3,749,314 during the first nine months of fiscal 2010 compared to cash inflows from operations of $3,500,483 during the same period of fiscal 2009.  This was primarily as a result of improved trading performance and management of working capital.

Outside of changes in its working capital position, the Company’s most significant uses of cash in the current quarter were as follows:

•	An investment of $677,721 was made in items of property and equipment.
•
Payments made to the previous owners of WorksMedia of $936,343, representing the final monthly installments against the $2,100,000 cash portion of the cost of acquisition that was completed in fiscal 2009.

•	Payments totaling $189,778 relating to the break of the Company’s UK property lease and the cost of returning the property to its original condition prior to entering into a deed of release.
•	Payments of $293,489 were made to repay the capital element of the Company’s equipment lease.
•	Payments totaling $937,548 made to repay the company’s short-term loan.

Each of the investment in items of property and equipment, the ongoing payments to acquire WorksMedia, the payments to break the UK property lease, the payment to settle the short-term loan and the payments against the capital lease were funded out of cash flows generated from operations, which was the main source of funds for the period.  No funds were raised through the issuance of equity or through taking on debt financing.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 17

Non-GAAP Financial Measures

The following table provides a reconciliation of the Company’s (loss) earnings reported in accordance with GAAP to non-GAAP Adjusted EBITDA.

	Three Months Ended
	June 30, 2010	June 30, 2009

Net (loss) in accordance with GAAP	$(109,760)	$(1,877,992)
Amortization	1,400,145	1,619,049
Interest expense	15,854	49,825
Income tax expense	-	-
Stock based compensation expense	168,379	616,465
Unrealized foreign exchange loss	130,245	695,010

Adjusted EBITDA	$1,604,863	$1,102,357

Adjusted EBITDA per share – Basic	$0.05	$0.03

Weighted average shares outstanding – Basic	33,905,909	33,707,682

	Nine Months Ended
	June 30, 2010	June 30, 2009

Net earnings (loss) in accordance with GAAP	$1,043,677	$(2,412,472)
Amortization	4,095,871	4,539,911
Interest expense	66,652	167,152
Income tax expense	101,158	-
Stock based compensation expense	535,328	1,566,323
Unrealized foreign exchange (gain) loss	(496,563)	197,240

Adjusted EBITDA	$5,346,123	$4,058,155

Adjusted EBITDA per share – Basic	$0.16	$0.12

Weighted average shares outstanding – Basic	33,787,488	33,578,208

The Company continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.  Accordingly, the Company uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes.  The primary non-GAAP financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's consolidated financial statements presented on a GAAP basis, we believe that these non-GAAP measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-GAAP measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income (loss) or net income (loss) per share determined in accordance with GAAP.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 18

Acquisition of WorksMedia Limited

On March 10, 2009, the Company completed the acquisition of WorksMedia Limited (“WorksMedia”), a private company incorporated in England and Wales and a provider of photo kiosk and desktop photography software.

In consideration for the shares of WorksMedia, the Company paid the vendors the Sterling equivalent of $2.1 million based upon the exchange rate published by the Bank of England on February 25, 2009, in 13 equal monthly installments (the “Cash Payment”(s)), with the first installment having been paid on closing and issued 750,000 common shares of the Company.  All of these common shares issued as part of the acquisition have been placed in escrow and will be released in three (3) equal installments of 250,000 common shares on March 10, 2010, 2011 and 2012 pursuant to an escrow agreement among the Company, the vendors and the Company’s counsel (the “Escrow Agreement”).  The shares will be released to the previous shareholder’s of WorksMedia in direct proportion to their shareholding in that company immediately prior to the acquisition taking place, however, as part of the share purchase agreement entered into between the Company and the vendors, in order to receive their portion of the share consideration, three of the vendors (the “Principal Vendors”), who collectively controlled 71.40% of WorksMedia prior to acquisition, will be required to remain in the employment of the Company post-acquisition.  If a Principal Vendor chooses to terminate their employment with the Company prior to the release of the shares from escrow, that Principal Vendor will immediately forfeit his right to his proportion of the shares and those shares will then be returned to the Company and cancelled.

Of the 750,000 common shares issued as part of the acquisition, 214,500 (28.6%) have been included as part of the purchase consideration while the remaining 535,500 (71.4%) which will only be released from escrow upon the continued employment of the Principal Vendors will be treated as compensation expense of those vendors and will be expensed to the statement of loss over the three year period ending March 10, 2012 at an approximate amount of $72,000 per quarter.

The 214,500 common shares issued were assigned a fair value of $1.40 per share using the average closing price of the Company’s common shares over a five day period both before and after February 25, 2009, the announcement date of the acquisition, and after taking into consideration; the escrow agreement in place that restricts the issuance over a three year period and the liquidity risks associated with the number of shares issued.

The 535,500 common shares issued which will be released from escrow subject to the continuing employment of the Principal Vendors have been valued using the market value at the date of the issue of $1.63

Share issuance costs of $7,813 were recorded against the issuance of the 750,000 common shares.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 19

In addition, as further consideration for the acquisition, the share purchase agreement provides for the issuance of up to an additional 900,000 common shares of the Company to the vendors over a period of three years from closing (the “Contingent Consideration”).  The amount of Contingent Consideration to be issued is based on specific pre-determined annual performance targets. No common shares were issued upon the passing of the first anniversary of the acquisition of WorksMedia as the pre-determined annual performance target was not met.

Transaction costs of $221,443 were incurred with respect to the acquisition and have been included as part of the purchase price.

The purchase price allocation summarizing the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Purchase consideration
Paid in cash	161,538
Loan payable	1,848,552
		$2,010,090
Purchase consideration – shares issued		299,877
Transaction costs		221,443
		2,531,410

Assets acquired and liabilities assumed
Cash and cash equivalents		208,597
Other current assets		451,093
Property and equipment		44,048
Intangible assets – Customer contracts		1,734,000
Intangible assets – acquired software		841,000
Goodwill		638,225
Current liabilities		(651,589)
Future income tax liability		(733,964)

		2,531,410

Upon acquisition, the future income tax liability was offset against the future income tax asset arising from the utilization of losses in Pixology.

Intangible assets acquired are being amortized over a three year period, commencing March 2009.

None of the goodwill arising on the acquisition of WorksMedia is deductible for tax purposes.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 20

Contingencies and commitments

The contractual obligations and payments due as at June 30, 2010 are as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years
Property leases	848,481	207,791	415,583	225,107
Other service agreements	2,618,680	1,161,615	1,457,065	-
Capital leases	210,662	210,662	-	-
Purchase obligations	20,738	20,738	-	-
	3,698,561	1,600,806	1,872,648	225,107

During the nine months ended June 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software.  To date, the Company has only been provided with limited information regarding this potential infringement and as a result is still investigating the matter in order to determine its potential impact. No adjustment has been made in these financial statements as a result of this matter.

Liquidity and capital resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations as they fall due.  The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities.   The Company does not have any credit facilities in place to help manage its liquidity position and therefore its liquidity is dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the nine month period ended June 30, 2010, the Company has generated positive cash flow from operations of $3,749,314 and eliminated its working capital deficit that existed at September 30, 2009.  At June 30, 2010, the Company had positive working capital of $2,527,510, compared to negative working capital of $1,129,741 at September 30, 2009.  During the same period, the Company’s cash position increased from $4,237,284 to $4,858,623 as a result of strong operating results and careful management of working capital.  In addition, during the nine month period, the company repaid it short-term loan of just under $1 million and completed making the payments required to the previous owners of WorksMedia under the terms of the share purchase agreement which totaled approximately $938,000.  The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year.  The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year.  As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 21

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments.  Management monitors its cash balances and projections on a weekly and monthly basis.   The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables.  The Company manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets.  The Company also monitors its debtor collection as described in its credit risk note.  As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable.  However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, its working capital position could periodically decrease depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In prior years the Company purchased a number of items of property and equipment using a finance lease.  At June 30, 2010, the Company has an outstanding obligation under this lease of $210,662, all of which is payable within twelve months.  The Company is making these payments out of cash flows generated from operations.

During the nine month period ended June 30, 2010, the Company repaid its loan payable, including interest accrued, of $937,548.

The Company’s activities are being funded out of its operating cash flow.  As a result of generating positive results during the nine month period ending June 30, 2010 the Company has been able to eliminate its working capital deficit, however if positive results are not continued in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due.

Related Party Transactions

During the nine month period ended June 30, 2010 the Company received full payment of the principal and accrued interest owing from an Officer in the amount of $19,792 relating to a loan granted during the year ended September 30, 2008.   At September 30, 2009, an amount of $19,320 was due with respect to this loan.

During the three month period ended June 30, 2010, the Company incurred legal fees of $22,916 (period ended June 30, 2009 - $109,573) for services provided by a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2010 included $5,461 (September 30, 2009 - $28,564) related to these services.

During the three month period ended June 30, 2010, the Company incurred expenses in relation to setting up e-mail marketing campaigns on behalf of a number of our retail customers of $11,167 (period ending June 30, 2009 - $34,135) and website services of $2,820 of which a director of the Company is Chairman and Chief Executive Officer.  Accounts payable and accrued liabilities at June 30, 2010 included $8,702 (September 30, 2009 - $18,262) related to these services.  The amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

During the three month period ended June 30, 2010, the Company incurred consulting fees of $4,438 (period ending June 30, 2009 - $nil) for services provided by a consulting firm of which a Director and Officer of the Company is the owner.  Accounts payable and accrued liabilities at June 30, 2010 included $4,491 (September 30, 2009 - $nil) related to these services.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 22

During the year-ended September 30, 2008, the Company was provided with an unsecured loan from a Director and Officer totaling £500,000.  The loan, which was denominated in Sterling bore interest at a rate equal to the Bank of England base rate, plus 3.75% and fell due for repayment no later than May 31, 2010.  In October, 2009 the Company repaid the principal and all accrued interest of this loan, totaling $937,548.

The Company shares its UK premises with another company of which an Officer is a majority shareholder.  During the three month period ended June 30, 2010, the Company was recharged its proportional share of office running costs totalling $45,455 (2009: $nil) by this related party.  In addition, during the three month period ended June 30, 2010, the Company used the software development services of this company, incurring costs of $16,607 (2009: $nil) and carried out professional development work totalling $nil (2009: $nil) on behalf of this company.  At June 30, 2010, accounts payable included $23,205 (September 30, 2009: $119,076) and accounts receivable included $nil (September 30, 2009: $19,887) due to and from this company respectively.

Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable.   The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom which generally have an investment grade rating of a minimum of A- and does not invest any significant deposits in any financial institutions with a rating below that investment grade. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $232,675 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $4,625,948 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom.  Credit risk from accounts receivable encompasses the default risk of retail customers.  The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company.  In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 23

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant.  The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At June 30, 2010, two customers each account for 10% or more of total trade accounts receivable (June 30, 2009 – two customers).

Financial assets past due

At June 30, 2010, the Company has a provision of $177,785 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At June 30, 2010

		Financial assets that are past due but not impaired
	Neither past due nor impaired	31 – 60 days	61 – 90 days	91 days +	Carrying value on the balance sheet $

Trade accounts receivable	2,999,487	226,701	158,539	480,842	3,865,569
Other	20,963	-	-	-	20,963

The definition of items that are past due is determined by reference to terms agreed with individual customers.  Of the 91 days+ balance outstanding at June 30, 2010, 16% has been subsequently collected as at August 10, 2010.  None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis.  Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage.  Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms.  At June 30, 2010, the Company had a provision for doubtful accounts of $177,785 which was made against trade accounts receivable in excess of twelve months old and where collection efforts to date have been unsuccessful.  All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom.  The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 24

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.  The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest.  When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks.  The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At June 30, 2010, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $3,033,618, accounts receivable of $1,139,988 and accounts payable of $3,774,228 which were denominated in UK £.  In addition, at June 30, 2010, the Company had cash and cash equivalents of $1,751,812, accounts receivable of $2,404,433 and accounts payable of $900,419 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net profit for the period which a change in foreign exchange rates or interest rates during the three months ended June 30, 2010 would have had.

This sensitivity analysis includes the following assumptions:

•	Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter
•	Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 25

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss $
Change of +/- 10% in US$ foreign exchange rate	+/- 316,120
Change of +/- 10% in UK£ foreign exchange rate	+/- 564,312

The above results arise primarily as a result of the Company having US$ and UK£ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation.  In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Income taxes

Since inception, the Company has sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change.

During the nine month period ended June 30, 2010, an adjustment was made totaling approximately $101,000 which recognized the tax benefit of previously unrecorded loss carry-forwards available to the Company to reduce current period income taxes payable.  This adjustment resulted in a reduction to the carrying value of intangible assets previously recognized.  As a result of this adjustment, the amortization of these assets was reduced by approximately $101,000 over their remaining estimated useful life.

Given sufficient uncertainty regarding the ability of the group to generate profits in future periods and in line with its current accounting practices, the Company determined that it was appropriate to continue to take a full valuation allowance against the remaining available future income tax assets.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 26

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009
Revenue	$5,681,221	$5,261,722	$7,756,213	$6,811,437
Net (loss) earnings for the period	(109,760)	(90,886)	1,244,323	642,806
Basic (loss) earnings per share	(0.00)	(0.00)	0.04	0.02
Fully diluted (loss) earnings per share	(0.00)	(0.00)	0.04	0.02

	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008
Revenue	$5,443,760	$5,015,041	$7,176,333	$5,273,502
Net (loss) earnings for the period	(1,877,992)	(1,475,124)	940,644	(2,714,584)
Basic (loss) earnings per share	(0.06)	(0.04)	0.03	(0.08)
Fully diluted (loss) per share	(0.06)	(0.04)	0.03	(0.08)

Quarterly revenue breakdown

	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009
Transaction fees	$4,359,745	$3,727,516	$6,213,863	$4,946,441
Software licenses and installation fees	573,303	756,983	775,365	1,133,422
Membership fees	426,944	445,777	396,402	432,186
Professional fees	31,869	62,236	139,413	104,087
Archive fees	289,360	269,210	231,170	195,301
	$5,681,221	$5,261,722	$7,756,213	$6,811,437

	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008
Transaction fees	$3,905,096	$3,525,704	$5,775,841	$3,905,724
Software licenses and installation fees	941,393	893,960	958,732	973,011
Membership fees	367,594	293,414	260,495	240,456
Professional fees	52,420	145,518	76,093	84,160
Archive fees	177,257	156,445	105,172	70,151
	$5,443,760	$5,015,041	$7,176,333	$5,273,502

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 27

Outstanding share information

The following table provides outstanding share information for the Company as at June 30, 2010 and August 11, 2010.

	August 11, 2010	June 30, 2010
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	34,240,283	34,270,283
Common shares - outstanding	33,853,282	33,883,282
Preferred shares	-	-

Options
Outstanding	3,200,370	3,275,369
Exercisable	3,141,603	3,047,131

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 28

Changes in accounting policies

Current year accounting changes

Financial Instruments: Disclosures

Effective October 1, 2009, the Company adopted the amendments included in the CICA Handbook Section 3862 Financial Instruments: Disclosures (“Section 3862”).  The amendments require an entity to provide disclosure on financial instruments measured at fair value on its balance sheet using a fair value hierarchy that reflects the extent to which quoted prices or other market or non-market inputs are used in the valuation of those financial instruments.  The amendments also expand existing liquidity disclosure requirements and require a maturity analysis for any derivative and non financial liabilities based on expected maturities.  The adoption of this amendment did not result in any additional disclosure in the Company’s financial statements during this period.

Recently issued accounting standards

CICA Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary.  These sections also provide the Canadian equivalent to IFRS 3, Business Combinations and IAS 27, Consolidated and Separate Financial Statements.

CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

EIC 175, Revenue Arrangements with Multiple Deliverables

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, Revenue Arrangements with multiple Deliverables an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 29

Recent US GAAP pronouncements

Accounting Standards Update 2009-05

Effective October 1, 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures”.  The ASU provides a number of amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall”, regarding the fair value measurements of liabilities.  The adoption of this ASU did not have a significant impact on its financial statements.

Accounting Standards Update 2009-06

Effective October 1, 2009 the Company adopted ASU 2009-06, “Income Taxes”.  ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2009-13

In October 2009, the FASB released ASU 2009-13, “Multiple-deliverable revenue arrangements”. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and provides another alternative for determining the selling price of deliverables and eliminates the residual method of allocating arrangement consideration.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2009-14

In October 2009, the FASB released ASU 2009-14, “Revenue arrangements that include software elements”.  ASU 2009-14 is effective for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010 and removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance resulting in the recognition of revenue similar to that for other tangible products.  The Company is still assessing the potential impact of this amendment on its financial statements.

Accounting Standards Update 2010-02

In January 2010, the FASB released ASU 2010-02, “Consolidation (Topic 810): accounting and reporting for decreases in ownership of a subsidiary – a scope clarification”.  ASU 2010-02 is effective at the beginning of the period ending on or after December 15, 2009 and describes amendments that clarify the types of transactions that should be accounted for as a decrease in ownership of a subsidiary as set forth in consolidations topic of the FASB Accounting Standards Codification (Subtopic 810-10). The Board’s objective in making the amendments is to remove the potential conflict between guidance in that Subtopic and asset de-recognition and gain or loss recognition guidance that may exist in other U.S. GAAP. The adoption of this ASU has had no impact on the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 30

Accounting Standards Update 2010-05

In January 2010, the FASB released ASU 2010-05, “Compensation – Stock Compensation (Topic 718):  escrowed share arrangements and the presumption of compensation”.  ASU 2010-05 codifies EITF Topic D-110, escrowed share arrangements and the Presumption of Compensation, and amends paragraphs 505-50-S25-3, 718-10-S25-1, and 718-10-S99-2.  The adoption of these amendments had no impact on these financial statements.

Accounting Standards Update 2010-06

In January 2010, the FASB released ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  improving disclosures about fair value measurements”. The ASU provides a number of amendments to Subtopic 820-10, that require new disclosures and that clarify certain existing disclosures related to fair value measurements.  ASU 2010-06 is effective at the beginning of the period ending on or after December 15, 2009.  The adoption of this ASU did not have a significant impact on these financial statements.

Accounting Standards Update 2010-08

In February 2010, the FASB released ASU 2010-08, “Technical corrections to various topics”.  ASU 2010-08 was issued to amend certain US GAAP provisions to eliminate inconsistencies, outdated provisions and provide further clarifications where required.  The Board concluded that the guidance in the amendments will not result in pervasive changes to current practice, and while none of the provisions in the amendments in this ASU fundamentally change U.S. GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and, thus, special transition provisions are provided for accounting changes related to that Subtopic.  The amendments in ASU 2010-08 are effective for the first reporting period beginning after issuance, except for certain amendments made to Topic 815 which are effective for fiscal years beginning after December 15, 2009.  The amendments of this ASU have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-09

In February 2010, the FASB released ASU 2010-09, “Subsequent Events (Topic 855):  amendments to certain recognition and disclosure requirements.  The amendments in ASU 2010-09 are effective upon issuance, and address certain implementation issues including: (i) eliminating the requirement for SEC filers to disclose the date through which it has evaluated subsequent events; (ii)  clarifying the period through which conduit bond obligors must evaluate subsequent events; and (iii)  refining the scope of the disclosure requirements for reissued financial statements.  The Board’s objective in making the amendments is to remove potential conflicts between U.S. GAAP and SEC guidance.  The adoption of this ASU has had no significant impact on the financial statements of the Company.

Accounting Standards Update 2010-11

In March 2010, the FASB released ASU 2010-11, “Derivatives and Hedging (Topic 815):  scope exception related to embedded credit derivatives”.  The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010.  ASU 2010-11 provides clarifications and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 15-9 of Topic 815.  The Company does not anticipate the amendments of ASU 2010-11 will significantly impact the financial statements of the Company.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 31

Accounting Standards Update 2010-12

In April 2010, the FASB released ASU 2010-12, “Income Taxes (Topic 740):  accounting for certain tax effects of the 2010 health care reform acts”.  ASU 2010-12 codifies Subtopic 740-10.  The amendments have had no impact on the financial statements of the Company.

Accounting Standards Update 2010-13

In April 2010, the FASB released ASU 2010-13, “Compensation – Stock Compensation (Topic 718):  effect of denominating the exercise price of a share based payment award in the currency of the market in which the underlying equity security trades – a consensus of the FASB Emerging Issues Task Force.”  ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition, therefore such an award should not be classified as a liability.  The Company does not anticipate the amendments of ASU 2010-13 will have a financial impact on the Company’s results.

Business Combinations

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance as outlined in ASC 805, Business Combinations regarding business combinations and non-controlling interests in consolidated financial statements. This new guidance retains the fundamental requirements in previous guidance for business combinations requiring that the use of the purchase method be used for all business combinations. The acquirer is required to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Additionally, business combinations will now require that acquisition costs to be expensed as incurred, the recognition of contingencies, restructuring costs associated with a business combination must generally be expensed and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is the year ending September 30, 2010 for the Company.  Since adoption of this standard, effective October 1, 2009, the Company has not undertaken any transactions to which these revised rules apply.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB clarified guidance on non-controlling interests in consolidated financial statements.  The clarification requires ownership interests in subsidiaries held by other parties to be classified as equity in the consolidated financial statements and changes in ownership interests in a subsidiary to be accounted for as equity transactions. Deconsolidation of a subsidiary is to be accounted for at fair value.  This update is applicable for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for the presentation and disclosure requirements which are to be applied to all periods presented.  The Company does not currently have any partially owned subsidiaries and does not expect, based on its current structure, the adoption, effective October 1, 2009 to have any significant impact.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 32

Determination of the Useful Life of Intangible Assets

Effective October 1, 2009 the Company adopted FASB’s updated guidance as outlined in ASC 350, Intangibles – Goodwill and Other regarding the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this revised guidance is to improve the consistency between the useful life of a recognized intangible and the period of expected cash flows used to measure the fair value of the asset. The adoption of this revised guidance has not had a significant impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada.  In October 2009, the AcSB issued a third and final Omnibus Exposure Draft confirming that publicly accountable enterprises in Canada will be required to apply IFRS, in full and without modification for fiscal years beginning on or after January 1, 2011.  For the Company, this will be the fiscal year beginning on October 1, 2011.

The Company’s expected IFRS transition date of October 1, 2011 will require the restatement, for comparative purposes, of amounts reported on the Company’s opening IFRS balance sheet as at October 1, 2011 and amounts reported by the Company for the year ended September 30, 2011.

The Company is continuing to assess the financial reporting impacts of adopting IFRS.  While the impact on future financial position and results of operations is not fully determinable or estimable at this time, the Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is identifying and assessing these additional disclosure requirements as well as any necessary system changes that will be required on an ongoing basis.

Over the next twelve months the Company expects to identify differences between Canadian GAAP and IFRS which will impact the Company’s financial statements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 33

IFRS Conversion Project

The Company commenced its IFRS conversion project during 2009 and has established a formal project governance structure which includes the audit committee and a separate steering committee comprised of Cory Kent, Robert Chisholm and Kyle Hall as well as other members of senior management.  As the project progresses, the Company is also considering engaging an independent external advisor to assist with the conversion project.

The Company’s IFRS conversion project consists of three stages; scoping and diagnostics, analysis and implementation.

Stage one; Scoping and Diagnostics involves project planning and identification of differences between current Canadian GAAP and IFRS and is now largely complete.  The Company is now working to identify which of the differences highlighted will have the highest impact on the Company.

Stage two; Analysis will involve detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition and summarization of new disclosure requirements upon adoption of IFRS.

Stage three; Implementation will involve the execution of any changes to business or financial processes that were identified during stage one or two, formal authorization of any accounting policy changes that will be implemented and further training as necessary. All necessary information required to complete our first set of IFRS compliant financial statements will be collected during this stage.

Critical accounting estimates

The Company prepares its financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Stock-based compensation

The Company grants stock options to directors, employees and consultants of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On exercise of stock options, consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. This option pricing model takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, staff turnover, and the risk-free interest rate over the expected life of the option.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 34

Goodwill and intangible assets

Intangible assets acquired both individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in income for the excess, if any.

Intangible assets with finite useful lives, including acquired software and customer relationships, are amortized over their estimated useful lives of three years.

Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill of the reporting unit is considered to be impaired when the carrying amount of the reporting unit exceeds its fair value. An impairment loss, if any, is recognized as a separate line item in the statement of earnings.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Asset retirement obligations

The Company recognizes asset retirement obligations with respect to the restoration of leased office premises in the United Kingdom at the end of the lease term to their original condition. In doing this, the Company estimates fair value by determining the current market cost required to settle the asset retirement obligation, adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in general and administrative expenses. Asset retirement obligations are reviewed on a periodic basis and the liability adjusted as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 35

Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the tax basis of assets and liabilities and their respective reported amounts, and tax losses carried forward. The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

At the end of the Company’s last fiscal year, September 30, 2009, the Company had net operating loss carry-forwards for Canadian tax purposes of approximately $11,183,000 that are available for carry forward to reduce taxable income in future years.  In addition, the Company had $21,694,000 (£11,844,000) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.  The Company believes there is sufficient uncertainty regarding the realization of future income tax assets such that a full valuation allowance is appropriate.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 36

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

Transaction risk. The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency.  As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice.  The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important.  Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk.  The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in Canada and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 37

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in our internal control over financial reporting during the Company’s third quarter of fiscal 2010, ended June 30, 2010 that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 38

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the Period Ended June 30, 2010	Page 39

News Release

PNI Digital Media Announces Fiscal 2010 Third Quarter Financial Results

Third Quarter Revenue of $5.7M, 4.1M Transactions Processed, Adjusted EBITDA of $1.6M

VANCOUVER, BC – August 11th, 2010 - PNI Digital Media (TSX–V: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in digital media solutions for retailers, announced financial results for the third quarter of Fiscal Year 2010. Revenue for the quarter was $5.7 million, representing an increase of 4% over the same period last year on a reported basis. If foreign currency exchange rates had remained constant, revenue for the third quarter of Fiscal 2010 would have been $6.1 million, or an increase of 13% over the same period last year.

Third Quarter Fiscal 2010 Financial Highlights:

•	Revenue of $5.7 million, compared to $5.4 million in the third quarter of Fiscal 2009.
•	Transactional revenue of $4.4 million, compared to $3.9 million during the third quarter of Fiscal 2009.
•	Net loss of $0.1 million, compared to a net loss of $1.9 million in the third quarter of Fiscal 2009.
•	Overall expenses fell 10% to $5.6 million for the quarter, with cash expenses in line with the same period last year.
•	Non-GAAP adjusted EBITDA[1] of $1.6 million, an increase of 46% compared to $1.1 million during the third quarter of Fiscal 2009.
•	Adjusted EBITDA margin was 28% for the quarter, up from 20% in the third quarter of Fiscal 2009

“Transactions grew 20% for the quarter, at the top end of our expected range this year”, said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Though we continue to view 2010 as an investment year, we are happy with our cash flow generation for the quarter.  Furthermore, in order to deliver on enhancements to our product offering, we have invested over three quarters of a million dollars more into software development in the last nine months than we did in the comparable period in 2009. Even with this investment, for the first three quarters of this fiscal year we have successfully decreased cash expenses by 2%, and as a result, our adjusted EBITDA is up 32% year to date.”

Operational and Corporate Highlights:

•	The PNI Digital Media platform processed 4.1 million transactions during the third quarter, compared to 3.4 million during the third quarter of Fiscal 2009.
•
The Company extended the PNI Digital Media platform to connect retailer photo sites with Google Android-powered mobile phones, enabling one-hour phone-to-retail print pick up service at more than 8000 retail locations across the US.

•	The Company successfully rolled out new deployments with Costco Australia, Kodak Express stores in New Zealand, and new Facebook-enabled photo kiosks chain-wide at ASDA (Walmart UK).
•
During the third quarter, the Company repurchased 40,000 shares under the terms of the Normal Course Issuer Bid that was approved in April 2010. Since the Normal Course Issuer Bid commenced, the Company has repurchased 70,000 shares.

Conference Call

PNI Digital Media will host a conference call today, Wednesday, August 11th, at 4:30pm ET (1:30pm PT) to discuss the Company’s Fiscal 2010 third quarter financial results.  Investors and interested parties should dial (888)-300-8196 (US/Canada) or (647)-427-3426 (International) and quote conference ID no. 88463806. Please call 10 minutes prior to the scheduled start time.  PNI Digital Media will also provide a live webcast and slide presentation, available at the Company's website http://www.pnimedia.com/webcast.

News Release

Consolidated Balance Sheets

	June 30, 2010	September 30, 2009

Assets

Current assets
Cash and cash equivalents	$4,858,623	$4,237,284
Accounts receivable	3,886,532	4,855,114
Prepaid expenses and other current assets	463,687	312,687

	9,208,842	9,405,085

Property and equipment	5,748,324	6,174,920
Intangible assets	1,274,620	3,892,211
Goodwill	1,591,189	1,664,759

	$17,822,975	$21,136,975

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$5,997,258	$7,785,812
Purchase consideration payable	-	869,803
Current portion of deferred revenue	473,412	410,088
Current portion of capital lease obligations	210,662	490,072
Loan payable	-	937,548
Asset retirement obligation	-	41,503

	6,681,332	10,534,826

Deferred revenue	121,325	195,059
Long-term portion of capital lease obligations	-	38,500
Restructuring liability	-	176,056
	6,802,657	10,944,441

Shareholders’ Equity

Share capital	$66,067,715	$66,017,456
Share capital purchased for cancellation	(47,724)	-
Contributed surplus	19,044,273	18,521,086
	85,064,264	84,538,542

Deficit	(71,493,137)	(72,536,814)

Accumulated other comprehensive loss	(2,550,809)	(1,809,194)

	(74,043,946)	(74,346,008)

	11,020,318	10,192,534

	$17,822,975	$21,136,975

News Release

Consolidated Statements of (Loss) and Comprehensive Gain (Loss)

	Three Months Ended		Nine Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Revenue	$5,681,221	$5,443,760	$18,699,156	$17,635,132

Expenses
Network delivery	1,092,965	1,302,234	4,278,918	5,315,811
Software development	2,011,188	1,866,661	5,858,576	5,521,229
General and administration	957,569	1,211,004	3,047,616	3,340,680
Sales and marketing	191,706	297,921	647,236	967,025
Amortization	1,400,145	1,619,049	4,095,871	4,539,911

	5,653,573	6,296,869	17,928,217	19,684,656

Earnings (loss) from operations before the undernoted	27,648	(853,109)	770,939	(2,049,524)

Realized foreign exchange gain (loss)	8,691	(280,411)	(51,884)	(5,863)

Unrealized foreign exchange (loss) gain	(130,245)	(695,010)	496,563	(197,240)

Interest income	-	363	679	8,032

Interest expense – capital lease	(15,817)	(36,075)	(65,055)	(120,696)

Interest expense - other	(37)	(13,750)	(1,597)	(46,456)

Loss on disposal of property, plant & equipment	-	-	-	(725)
Loss on settlement of asset retirement obligation	-	-	(4,810)	-

	(137,408)	(1,024,883)	373,896	(362,948)

(Loss) earnings before income taxes	(109,760)	(1,877,992)	1,144,835	(2,412,472)

Income tax expense	-	-	(101,158)	-

Net (loss) earnings	(109,760)	(1,877,992)	1,043,677	(2,412,472)

Other comprehensive (loss) gain:

Unrealized foreign exchange gain (loss) on translation of self sustaining foreign operations	230,225	677,436	(741,615)	250,859

Comprehensive gain (loss)	$120,465	$(1,200,556)	$302,062	$(2,161,613)

News Release

Non-GAAP Financial Measures

The following table provides a reconciliation of the Company’s (loss) earnings reported in accordance with GAAP to non-GAAP Adjusted EBITDA.

	Three Months Ended
	June 30, 2010	June 30, 2009

Net (loss) in accordance with GAAP	$(109,760)	$(1,877,992)
Amortization	1,400,145	1,619,049
Interest expense	15,854	49,825
Income tax expense	-	-
Stock based compensation expense	168,379	616,465
Unrealized foreign exchange loss	130,245	695,010

Adjusted EBITDA	$1,604,863	$1,102,357

	Nine Months Ended
	June 30, 2010	June 30, 2009

Net earnings (loss) in accordance with GAAP	$1,043,677	$(2,412,472)
Amortization	4,095,871	4,539,911
Interest expense	66,652	167,152
Income tax expense	101,158	-
Stock based compensation expense	535,328	1,566,323
Unrealized foreign exchange (gain) loss	(496,563)	197,240

Adjusted EBITDA	$5,346,123	$4,058,154

Notes:

1 - Non-GAAP Measures

The Company continues to provide all information required in accordance with GAAP, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only GAAP financial measures.  Accordingly, the Company uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes.  The primary non-GAAP financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as (loss) earnings before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's financial statements presented on a GAAP basis, we believe that these non-GAAP measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-GAAP measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with GAAP.

News Release

Currency:

All amounts are expressed in Canadian dollars.  This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml  and on SEDAR at www.sedar.com.

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

For more information please visit www.pnimedia.com.

For Financial Information, Contact:
Simon Bodymore, CFO
(604) 893-8955 ext.229

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties.  PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings.  Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml.  The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.  PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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